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July 11, 2007 VIA EDGAR CORRESPONDENCE Daniel F. Duchovny, Esq.	Barcelona Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow Munich	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628	File No. 031297-0017
  Re:
  DG FastChannel, Inc. (the "DG FastChannel")
  Registration Statement on Form S-4, as filed on June 8, 2007 and amended on June 27, 2007 (File No. 333-143629)

  Point.360
  Schedule TO-T, as filed by DG FastChannel on June 27, 2007

  Point.360
  Schedule 13D, as filed by DG FastChannel on December 28, 2006 and amended on January 3 and 8, 2007 (File No. 005-52979)

Dear Mr. Duchovny:

        On behalf of DG FastChannel, we are submitting this letter in response to the comments of the Staff (the "Staff") of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the Securities and Exchange Commission in the Staff's letter dated July 6, 2007 concerning the above-referenced filings, contemporaneously with DG FastChannel's filing of Amendment No. 2 to the Registration Statement on Form S-4 (as amended, the "Registration Statement") and Amendment No. 1 to the Schedule TO (as amended, the "Schedule TO"). For your convenience, we have set forth each of the Staff's comments immediately preceding our response.

DG FastChannel, Inc. Form S-4

1.
Under Rule 14d-2(a), a bidder will be viewed as having commenced its tender offer if the bidder first publishes, sends, or otherwise provides the means to tender. Because you prematurely filed a letter of transmittal that may have been executed by security holders, you have improperly commenced its tender offer. You should provide immediate notice that the offer had not yet commenced, install a mechanism whereby security holders would have any of their tendered shares returned, and ensure that the depositary and information agent would be given instructions on how to direct security holders to recover any of their shares and, assuming they have since received adequate disclosure materials, before tendering again. See Telephone

  Interpretation I.I.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at www.sec.gov.

  Response:

  We respectfully submit that DG FastChannel did not mail, and no security holder has executed, or tendered shares using, the form of letter of transmittal that DG FastChannel included with the initial filing of the Registration Statement. On June 27, 2007, DG FastChannel commenced mailing a letter of transmittal printed on specially colored blue paper stock (prepared by DG FastChannel's financial printer) in a disclosure package that also included the offer to exchange and related preliminary prospectus, the Schedule TO and Point.360's solicitation and recommendation statement on Schedule 14D-9. We have confirmed with the depositary and information agent that as of the date hereof no letters of transmittal have been received from any Point.360 shareholder. Moreover, DG FastChannel has specifically instructed the depositary and information agent to refuse to accept any shares tendered by a security holder using the form of transmittal letter rather than the final printed version that accompanied the foregoing disclosure package distributed to security holders.

  In response to the Staff's comment, DG FastChannel has filed a post-commencement amendment to the Schedule TO attaching thereto a new letter of transmittal that will be printed on beige paper stock. The revised offer to exchange and preliminary prospectus included in the Registration Statement and the new letter of transmittal will be disseminated to Point.360 shareholders, along with a notice from DG FastChannel stating that tenders using the form of letter of transmittal filed as an exhibit to the Registration Statement on June 8, 2007 will not be accepted and any shares tendered using that form will be returned, and confirming that the offer had not commenced on June 8, 2007. DG FastChannel will further instruct the depositary and information agent to accept only those letters of transmittal printed on blue or beige paper stock. A copy of the notice that DG FastChannel will mail is included for your ease of reference as Annex I to this letter. In addition, the offer period will be extended and will expire twenty business days from the date that such exchange offer materials are sent to the Point.360 shareholders.

2.
Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See Telephone Interpretation I.E.3 (Manual Supplement dated July 2001) for more information. Please confirm to us that you will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

  Response:

  DG FastChannel hereby confirms that it will file a final prospectus, after effectiveness, in accordance with the above interpretation. DG FastChannel further confirms that it will file a request that the Registration Statement be declared effective once the staff has advised that it has no further comments on the Registration Statement and the Schedule TO.

3.
Please provide us with your detailed legal analysis of the applicability of Rule 13e-3 to this tender offer and the related transactions. We note that you are the beneficial owner of 13.25% of the common stock of the target company. We also note that Mr. Bagerdjian is the beneficial owner of approximately 25% of the common stock of the target company and will continue being a security holder in the combined company. To the extent necessary for your analysis, please describe the background of the transaction in a more complete manner. After reviewing this information, we may raise additional comments.

  Response:

  For the reasons described below, DG FastChannel respectfully advises the Staff that DG FastChannel is not an affiliate of Point.360, and therefore the offer and related transactions are not subject to Rule 13e-3.

  As disclosed in DG FastChannel's Schedule 13D filed on December 28, 2006, DG FastChannel first acquired 1,108,674 shares of Point.360 common stock (representing approximately 11.4% of the outstanding shares) from Midwood Capital Management, LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P. (collectively, "Midwood") in a private transaction pursuant to a Securities Purchase Agreement attached as an Exhibit to the Schedule 13D. Prior to that date neither DG FastChannel nor any of its affiliates owned any shares of Point.360. Based upon the Schedule 13D that had previously been filed by Midwood, neither Midwood nor any of its affiliates had any right to elect any directors of Point.360, and none of its affiliates served on the board or as an officer of Point.360. Beginning on December 28, 2006, DG FastChannel acquired an additional 470,495 common shares of Point.360 in open market purchases, accumulating a total of 1,579,169 shares or approximately 13.25% of the outstanding shares. At no time has DG FastChannel or its affiliates acquired any common shares of Point.360 directly from Point.360 or any of the Point.360 affiliates, other than the private transaction with Midwood.

  We note, as discussed further below in response to Comment No. 11, that in September 2006 DG FastChannel offered to purchase the Point.360 ADS business. The Point.360 board of directors never responded to that offer, and as a result negotiations never really got underway and had ceased.

  DG FastChannel has never had representatives serving on the Point.360 board of directors, and no affiliate of DG FastChannel has ever served as an officer or director of Point.360.

  We note further that, in addition to the shares held by DG FastChannel, there are other significant shareholders of Point.360, namely Mr. Bagerdjian, the Chairman and CEO, who holds approximately 25% of the outstanding common stock, and Julia Stefanko, the widow of the former CEO and Chairman of Point.360, who holds approximately 12.9% of the outstanding shares.

  In sum, the facts and circumstances relating to DG FastChannel's relationship with Point.360 are fundamentally similar to any third party acquisition transaction. As a result, based on the foregoing facts and circumstances, DG FastChannel respectfully submits that it is not an affiliate of Point.360.

  In reaching this conclusion, we have considered whether any members of management that are affiliates of the issuer (i.e., Mr. Bagerdjian) can be considered to be affiliates of the purchaser and hence on "both sides of the transaction," making the purchaser also an affiliate of the issuer. As described in Section II.D.3 of the Current Issues and Rulemaking Projects Outline of the Division of Corporation Finance (Nov. 14, 2000, as updated), in determining whether management of an issuer has become an affiliate of the acquiring party, the Staff has stated that "an important aspect of the Staff's analysis was the fact that the issuer's management ultimately would hold a material amount of the surviving company's outstanding equity securities, occupy seats on the board of [the] company in addition to senior management positions, and otherwise be in a position to "control' the surviving company" (emphasis added). The Staff has also indicated that other important aspects under such circumstances would be increases in such manager's consideration to be received and favorable modifications to such manager's employment or other executive agreements.

  Based on the foregoing, and for the reasons described below, we do not believe that Mr. Bagerdjian is, or will become, an affiliate of DG FastChannel:

  •
  Based on information provided to us by Point.360, Mr. Bagerdjian has never owned any shares of DG FastChannel's common stock.

  •
  Based on Mr. Bagerdjian's amended Schedule 13D filed on April 25, 2007 with respect to his ownership of Point.360 common stock and on the exchange ratio contemplated by the merger agreement, Mr. Bagerdjian will own only 581,809 common shares of DG FastChannel, or less than 3% of the outstanding DG FastChannel common stock upon consummation of the exchange offer and merger.

  •
  Following the offer, neither Mr. Bagerdjian nor any of his representatives will occupy a seat on the board of directors of DG FastChannel, will be employed by DG FastChannel, or will otherwise be in a position to control DG FastChannel.

  •
  DG FastChannel's obligations under the merger agreement are not conditioned on Mr. Bagerdjian's continuing employment with Point.360 or DG FastChannel. In fact, the transfer of Mr. Bagerdjian's severance and change-in-control agreement to New 360, a subsidiary of Point.360 that will be spun-off to the Point.360 shareholders (other than DG FastChannel) immediately prior to the consummation of the offer, is a condition to DG FastChannel's obligation to consummate the offer. In short, Mr. Bagerdjian will continue on as an employee and affiliate of the spun-off company (New 360), not DG FastChannel, the surviving corporation in the merger with Point.360 following consummation of the offer. DG FastChannel and its affiliates will have no ownership of, or interest in, the equity or debt of the spun-off company following the merger.

  •
  In addition to the transfer of Mr. Bagerdjian's agreement with Point.360, the severance and change-in-control agreement of Point.360's Chief Financial Officer—the only other named executive officer of Point.360—will be transferred to New 360. Thus, neither of Point.360's named executive officers will have any continuing role with DG FastChannel.

  •
  Finally, DG FastChannel respectfully submits that none of the potential abuses that Rule 13e-3 was designed to prevent (i.e., overreaching or unfairness in the negotiations regarding the merger agreement) are present in this case due to the inability of DG FastChannel to control Point.360 prior to the consummation of the offer and due to the fact that no senior member of Point.360 management (including Mr. Bagerdjian) will have a continuing role in DG FastChannel following the offer. Accordingly, DG FastChannel believes that the policies that Rule 13e-3 is intended to achieve would not be advanced by making the offer and related transactions subject to Rule 13e-3.

  Accordingly, DG FastChannel respectfully submits that the offer and the related transactions do not constitute a Rule 13e-3 transaction.

Selected Consolidated Historical Financial Information, page 16

4.
Revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A. Because the financial information required by Item 1010(a) and (b) has been incorporated by reference into Schedule TO, all of the summarized financial information required by Item 1010(c) must be disclosed in the disclosure document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at www.sec.gov for additional guidance.

  Response:

  DG FastChannel has revised the disclosure on pages 16 and 17 to include complete summarized financial information required by Item 1010(c) of Regulations M-A.

The Offer—Conditions of the Offer, page 47

5.
We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right that may be asserted "at any time and from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

  Response

  DG FastChannel has revised the disclosure on page 49 to make clear that all conditions, other than those relating to regulatory approvals, will be satisfied or waived prior to the expiration of the offer.

6.
Refer to the penultimate paragraph of this section (page 49) relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

  Response:

  DG FastChannel confirms that the waiver of a material condition to the offer will constitute a material change in the information published, sent or given to Point.360 shareholders and acknowledges that Rule 14d-4 under the Exchange Act and Rule 162(b) under the Securities Act would require DG FastChannel to promptly disseminate amendments to the exchange offer materials to inform the Point.360 shareholders of such material change.

Extension, Termination and Amendment, page 49

7.
The first sentence in this section indicates that the company may terminate the offer at any time for any reason. The right to terminate the offer for any reason would render the offer illusory. Please revise here and throughout the offer document to eliminate this right or clarify.

  Response:

  DG FastChannel has revised the disclosure on pages 9 and 49 to clarify that DG FastChannel is not entitled to terminate the merger agreement if DG FastChannel is in material breach of the merger agreement and such breach has been the cause of, or resulted in, the failure to satisfy any of the conditions to DG FastChannel's obligations to accept for exchange any shares of Point.360 in the offer.

Withdrawal Rights, page 51

8.
Please revise the offer document to provide the withdrawal rights set forth in Section 14(d)(5) of the Securities Exchange Act of 1934.

  Response:

  DG FastChannel has revised the disclosure on pages 3, 10, and 51 to provide the withdrawal rights set forth in Section 14(d)(5) of the Exchange Act.

Information Concerning Directors and Executive Office of DG FastChannel, page 91

9.
We note that your Schedule TO incorporates by reference the Offer to exchange filed with the Registration Statement on Form S-4. Please revise to eliminate "double incorporation" from the Form S-4 by reference to additional documents. See Rule 12b-23(b) under the Exchange Act. Please apply this comment to all of your disclosure, as appropriate.

  Response:

  To avoid double incorporation, DG FastChannel has attached as Annexes G, H and I, respectively, to the offer to exchange and preliminary prospectus its: (i) Quarterly Report on Form 10-Q for the quarter ended March 31, 2007; (ii) Annual Report on Form 10-K for the year ended December 31, 2006; and (iii) Amendment to the Annual Report on Form 10-K for the year ended December 31, 2006, as filed on April 27, 2007. Moreover, DG FastChannel has revised the disclosure on pages 6, 16, 20, 91 and 92 to remove the other instances of double incorporation by reference.

10.
Schedule TO does not permit you to "forward incorporate" by reference to additional documents you may file between the date of filing of the Schedule TO and the expiration date of your offer. Rather, you are under an obligation to amend the Schedule TO whenever the information disclosed materially changes. See Rule 14d-3(b)(1). Please revise the language to the contrary on page 92 of your offer document.

  Response:

  DG FastChannel has revised the disclosure on page 92 to remove the reference to forward incorporation by reference.

Point.360 Schedule 13D Filed by DG FastChannel, Inc.

11.
We note in the Background section of your offer document that you made an initial proposal to acquire Point.360's ADS business or the entire company in September 2006 and that you continued negotiations through January 2007. We also note your disclosure in Item 4 of the Schedule 13D and its January 2007 amendments indicating that you did not have any plans or proposals that related to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the schedule. Please tell us how your disclosure complies with the requirements of the schedule. After reviewing this information, we may raise additional comments.

  Response:

  DG FastChannel has revised the disclosures on page 41 of the Registration Statement to clarify the background of the offer and merger and to provide additional detail regarding the history of the negotiations.

  On September 29, 2006, DG FastChannel submitted an offer to Point.360 to purchase the Point.360 ADS business for $36 million. When the Point.360 board of directors failed to respond to, and thereby rejected, that offer, negotiations between DG FastChannel and Point.360 ceased. Although DG FastChannel had several informal contacts with representatives of Point.360 between October 2006 and January 2007, these discussions were only of a general nature and did not involve plans or proposals on the part of DG FastChannel to acquire additional securities of, or seek a merger with, Point.360 or to acquire the ADS business. Accordingly, at the time of its Schedule 13D filings in late December 2006 and in January 2007, DG FastChannel had no plans or proposals to engage in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

  On December 28, 2006, DG FastChannel filed a Schedule 13D relating to its acquisition of 1,108,674 shares of Point.360 common stock (the "Schedule 13D"). Under Item 4 of the Schedule 13D, DG FastChannel made the following disclosure:

    "The Shares purchased by the Reporting Person have been acquired for investment purposes. The Reporting Person intends to continuously evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Person may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company's affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. Depending on such evaluations, the Reporting Person may, at any time and from time to time, purchase additional Shares or may dispose of any and all Shares held by it. The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. In connection with plans or proposals that the Reporting Person may develop, the Reporting Person may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements. From time to time, the Reporting Person may identify and seek to nominate one or more persons for election to the Company's board of directors and solicit consents or proxies to remove one or more members of the Company's board of directors and elect such nominees, which may constitute a majority of the board or greater, to the Company's board of directors.

    "Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans or make proposals, and take such action with respect to its investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as it may determine."

  DG FastChannel subsequently made open market purchases of additional shares of Point.360 common stock. On December 28 and 29, DG FastChannel acquired an additional 334,300 shares of Point.360, and reported the acquisition in an amendment to the Schedule 13D on January 3, 2007. On January 3 and 5, DG FastChannel acquired another 136,195 shares, and reported the acquisition in an amendment to the Schedule 13D on January 8, 2007. At the time of the Schedule 13D filing on December 28, 2006 and the subsequent amendments on January 3 and 8, 2007, DG FastChannel had no plans or proposals to engage in any of the actions specified in clauses (a) through (j) of Item 4. As a result, each amendment included an Item 4 disclosure identical to the disclosure in the Schedule 13D as originally filed.(1)

          (1)   A "plan" for purposes of Schedule 13D is "something more definite than vaguely formed thoughts for the future." Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995). "[U]nless a course of action is decided upon or intended, it need not be disclosed as a plan or proposal under Item 4." Id.

  Subsequent to the filing of the Schedule 13D and January 2007 amendments, Scott K. Ginsburg and Haig S. Bagerdjian met in late January and held discussions in connection with DG FastChannel's continuing evaluation of Point.360. DG FastChannel had disclosed the possibility that it might hold such discussions as part of its evaluation of Point.360. Those discussions resumed again on February 5, 2007, when officers of the two companies met to discuss the possible purchase of the Point.360 ADS business by DG FastChannel. Throughout the remainder of February, DG FastChannel and Point.360 discussed the possible sale of the ADS business but made only halting progress, and no definite plan or proposal respecting the ADS business took shape.

  On March 2, 2007, officers of DG FastChannel and Point.360 agreed to proceed with negotiations on the basis of a non-binding letter of intent from Mr. Bagerdjian to Mr. Ginsburg outlining the terms and conditions of a possible sale. DG FastChannel had disclosed in Item 4 of the Schedule 13D the possibility of negotiating proposals regarding changes in the structure or business of Point.360. The letter of intent was only a basis for further negotiations and was not an agreement by either side to complete a transaction involving the Point.360 ADS business. The letter of intent contemplated that the sale of the ADS business would be structured initially as a spin-off of the non-ADS business of Point.360 to its shareholders and the subsequent consummation of an exchange offer by DG FastChannel to acquire what remains of Point.360, and that Mr. Bagerdjian would tender his shares of Point.360 in the offer. The letter of intent was non-binding, however, and there was no agreement or understanding that DG FastChannel and Mr. Bagerdjian would act in concert with respect to any potential transaction between the two companies.

  Throughout this period, DG FastChannel's board of directors had not approved any plan to purchase, or means by which DG FastChannel would acquire, the Point.360 ADS business. The board was advised in late March and early April that negotiations to acquire the ADS business were progressing and that counsel had been engaged to prepare drafts and negotiate a possible merger agreement and ancillary documents, but the board took no action with respect to the negotiations. DG FastChannel and Point.360 continued to discuss a possible transaction into early April. On April 15, 2007, after a careful review of the draft merger agreement and ancillary agreements, the DG FastChannel board of directors approved the proposed merger. The merger agreement and ancillary agreements were executed by DG FastChannel and Point.360 the following day, on April 16, 2007. DG FastChannel respectfully submits that its obligation to amend the Schedule 13D was triggered upon the signing of that agreement, and that its corresponding amendment of the Schedule 13D on April 17, 2007 was filed in a timely and appropriate manner.

* * *

        If you have any questions or comments or require further information with respect to our responses, please do not hesitate to telephone the undersigned at (202) 637-2275.

                      Very truly yours,

                      /s/                        WILLIAM P. O'NEILL

                      William P. O'Neill
                      of LATHAM & WATKINS LLP

cc:
Scott K. Ginsburg, DG FastChannel, Inc.
David R. Earhart, Esq., Gardere Wynne Sewell LLP
William D. Gould, Esq., Troy & Gould PC
John J. Huber, Esq., Latham & Watkins LLP

Annex I—Notice to Point.360 Shareholders dated July 11, 2007

ANNEX I

[Letterhead of DG FastChannel, Inc.]

July 11, 2007

Dear Point.360 Shareholder:

        I am pleased to be writing you in connection with the offer by DG FastChannel, Inc., a Delaware corporation ("DG FastChannel"), to exchange each outstanding share of common stock, no par value per share, including the associated preferred share purchase rights, of Point.360, a California corporation ("Point.360"), for approximately 0.1895 shares of common stock, par value $0.001 per share, of DG FastChannel, upon the terms and subject to the conditions set forth in the accompanying Prospectus, filed with Securities and Exchange Commission ("SEC") on June 8, 2007, as amended on June 27, 2007 and July 11, 2007, and the related Letter of Transmittal.

        DG FastChannel is extending the offer by an additional nine business days in order to provide investors time to review additional disclosures contained in the July 11, 2007 amendment to the registration statement covering the DG FastChannel shares to be issued in the transaction. The offer will now expire at midnight, New York City time, on Wednesday, August 8, 2007, unless otherwise extended. As of July 9, 2007, no shares of Point.360 common stock have been tendered into the offer.

        PLEASE NOTE THAT TENDERS WILL BE ACCEPTED ONLY ON THE PRINTED LETTER OF TRANSMITTAL ON BLUE OR BEIGE PAPER ACCOMPANYING THE PROSPECTUS. TENDERS BY MEANS OF ANY OTHER LETTER OF TRANSMITTAL WILL NOT BE ACCEPTED. ALTHOUGH A FORM OF LETTER OF TRANSMITTAL WAS FILED WITH THE SEC ON JUNE 8, 2007, THE OFFER HAD NOT YET COMMENCED, AND ANY SHARES TENDERED BY MEANS OF SUCH FORM OF LETTER OF TRANSMITTAL WILL BE RETURNED.

        The offer is explained in detail in the enclosed Prospectus and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. If you have any questions, please contact the American Stock Transfer & Trust Company at (877) 248-6417, or D. F. King & Co., Inc. at (212) 269-5550 (banks and brokerage firms) or (800) 488-8075 (all others), or by email at info@dfking.com.

Sincerely,
Scott K. Ginsburg Chief Executive Officer